EXHIBIT 1
Sub-Item 77C

DREYFUS PREMIER GNMA FUND

                               MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

            A Special Meeting of Shareholders of Dreyfus Premier GNMA Fund was held on April 11, 2007. The following matter was duly approved:

An Agreement and Plan of Reorganization providing for the transfer of all of the assets of Dreyfus Premier GNMA Fund (the “Fund”) to Dreyfus Premier GNMA
Fund, Inc. (the “Acquiring Fund”), in exchange for Class A, Class B and Class C shares of the Acquiring Fund, having an aggregate net asset value equal to the value of the Fund’s net assets, and the assumption by the Acquiring Fund of the
Fund’s stated liabilities and the pro rata distribution of those shares to the Fund’s shareholders and the subsequent termination of the Fund.

Affirmative Votes	Negative Votes	Abstained from Voting
3,175,415.311	91,786.448	235,307.593